July 8, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Long Term Care Operations 360, Inc.
Registration Statement on Form S-1 Filed May 10, 2021 File No. 333-255954

Ladies and Gentlemen,

On May 10, 2021, Long Term Care Operations 360, Inc. (the “Company”), filed a Registration Statement on Form S-1, file no. 333-255954 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company is in the process of changing auditors and requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that this is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions regarding this letter, please contact the Company’s legal counsel, Lance Brunson, at (801) 303-5737.

Sincerely,

LONG TERM CARE OPERATIONS 360, INC.

/s/ Sameer Shah

Sameer Shah President and Chief Executive Officer